Exhibit 4.36
[Confidential Treatment]
Private & Confidential
To: NCL (Bahamas) Ltd. (NCLB) and NCL Corporation Ltd. (NCLC)
From: Crown Odyssey Limited (COL)
Date: 1 September 2006
Dear Sirs,
Subject: Sale and Charter of m.v. Norwegian Crown (the “Ship”)
1.	Reference is made to:

(i)	the bareboat charter dated 20 April 2004 (the Original Charter) pursuant to which COL agreed to charter the Ship to NCLB;

(ii)	the guarantee dated 20 April 2004 (the Original Charter Guarantee) pursuant to which NCLC agreed to guarantee to COL the due performance of the Original Charter by NCLB;

(iii)	the memorandum of agreement dated 1 June 2006 (the MOA) pursuant to which COL agreed to sell the ship to Fred. Olsen Cruise Lines Pte. Ltd., or permitted nominee (the Buyer); and

(iv)	the bareboat charter dated 1 June 2006 (the New Charter) pursuant to which the Buyer agreed to charter the Ship to COL and to permit COL to sub-charter the Ship subject to certain restrictions provided for in the New Charter.

2.	Each of COL and NCLB hereby agrees that upon and with effect from completion of the sale of the Ship pursuant to the MOA:

(i)	the terms and conditions of the Original Charter will be amended and restated as set out in the attached Schedule; and

(ii)	the Original Charter will continue to bind each of COL and NCLB in accordance with such amended and restated terms and conditions.

3.	NCLC hereby:

(i)	approves the proposed amendment and restatement of the Original Charter; and

(ii)	agrees that its obligations and liabilities under the Original Charter Guarantee will continue in full force and effect after the proposed amendment and restatement of the Original Charter becomes effective.

4.	Each of COL, NCLB and NCLC hereby agrees that:

(i)	the agreement (the Agreement) constituted by the countersignatures below on behalf of NCLB and NCLC will take effect as an addendum to each of the Original Charter and the Original Charter Guarantee;

(ii)	except as expressly amended and restated by the Agreement, each of the Original Charter and the Original Charter Guarantee will remain in full force and effect;

(iii)	nothing contained in the Agreement will relieve NCLB or NCLC of any their respective obligations or liabilities under the Original Charter or the Original Charter Guarantee;

(iv)	if the ship is not delivered to the Buyer in accordance with the MOA, the Agreement will automatically terminate at the time and on the date when the MOA is terminated.
Yours faithfully,
Crown Odyssey Limited

By:	Vijay Jeyaratnam Attorney-in-fact
We hereby confirm our agreement to the terms and conditions set out above.

NCL (Bahamas) Ltd.		NCL Corporation Ltd.

By:	Paul Turner Attorney-in-fact	By:	Paul Turner Attorney-in-fact

Schedule
Words and expressions defined in the attached Agreement will bear the same meaning in this Schedule.
Upon and with effect from completion of the sale of the Ship pursuant to the MOA, the Original Charter will be amended and restated as set out below.
Box 3 will read “Crown Odyssey Limited, Bermuda as disponent owners.”
Box 16 will read “East Coast USA at a port selected by Charterers.”
Box 19 will read “In conformity with Class Rules.”
Box 20 will read “Worldwide trading within Institute Warranty Limits but always excluding all war zones, countries banned by the UN from time to time and any areas/countries prohibited by the government of the Vessel’s flag or underwriters.”
Box 21 will read “The Vessel shall be redelivered between [**] [Confidential Treatment] and, by written notice to Owners given no later than [**] [Confidential Treatment] , Charterers shall: (i) fix a redelivery date between (and including) [**] [Confidential Treatment] ; and (ii) fix the port of redelivery.”
Box 28 will be amended to mirror the provisions contained in Clause 12(b) of the New Charter.
Box 29 will read “US$125,000,000”
Other provisions [**] [Confidential Treatment].
(End of Schedule)